                MENTOR GRAPHICS URGES QUICKTURN STOCKHOLDERS TO VOTE
                    THEIR PROXIES TO REPLACE CURRENT QUICKTURN
                          BOARD WITH INDEPENDENT DIRECTORS

WILSONVILLE, OR, NOVEMBER 11, 1998 -- Mentor Graphics Corporation (NASDAQ: MENT) announced today that it began mailing to stockholders of Quickturn Design Systems, Inc. (NASDAQ: QKTN) a letter urging them to vote their proxies to elect five independent nominees who, subject to their fiduciary duties, will have the power to remove all remaining obstacles to Mentor's $12.125 per share, fully financed, all-cash offer if Mentor is successful in its challenge in Delaware Chancery Court to Quickturn's poison-pill amendments.

Dr. Walden C. Rhines, President and Chief Executive Officer of Mentor Graphics, said to Quickturn stockholders: "We need your support. Even though a majority of the outstanding shares have clearly expressed their support for our offer, neither the Quickturn Board nor its financial advisors will agree to even sit down at the negotiating table with Mentor. Don't let the Quickturn Board continue to ignore you."

A copy of Dr. Rhines' letter containing the recommendation to Quickturn's stockholders follows:

                       VOTE YOUR GOLD PROXY CARD TODAY!

November 11, 1998

Dear Stockholder:

        We want to personally thank the many Quickturn stockholders who showed their strong support for our $12.125 per share, fully financed, all-cash offer by tendering their shares. On October 30, 1998, the number of Quickturn shares tendered by all of you together with the shares already owned by Mentor represented approximately 53% of Quickturn's outstanding shares.

        We now need your support once more. We ask all stockholders -- whether or not they have tendered shares -- to take a stand at this time on our offer by voting your GOLD proxy card promptly.

                   VOTE TO REPLACE THE CURRENT QUICKTURN BOARD
                WITH INDEPENDENT DIRECTORS WHO WILL LISTEN TO YOU!

        Unfortunately, even though a majority of the outstanding shares have clearly expressed their support for our offer, neither the Quickturn Board nor its financial advisors will agree to even sit down at the negotiating table with Mentor. Don't let the Quickturn Board continue to ignore you.

                  DON'T LET THE CURRENT BOARD STAND IN YOUR WAY
               TAKE THE NEXT STEP TO CASH IN ON OUR PREMIUM OFFER!

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        Vote your proxies now for the special meeting, currently scheduled by
Mentor to be held on November 24, 1998. Elect five independent nominees who, subject to their fiduciary duties, will have the power to remove all other obstacles to our premium offer if we are successful in our challenge in Delaware Chancery Court to Quickturn's poison pill amendments. Vote to approve the three other proposals designed to remove obstacles as well.

               YOU CAN NO LONGER TRUST THE QUICKTURN BOARD!

        The Quickturn Board has been so caught up in their entrenchment tactics that they have lost sight of the facts. Here are the facts:

- The Quickturn Board wants you to believe that our $12.125 per share offer is inadequate. KEEP IN MIND THAT OUR OFFER REPRESENTS MORE THAN A 51% PREMIUM OVER THE CLOSING PRICE ON THE DAY PRIOR TO THE COMMENCEMENT OF OUR OFFER.

- OUR $12.125 OFFER PRICE REPRESENTS NEARLY 40 TIMES NEXT YEAR'S CONSENSUS EARNINGS ESTIMATES AND 25 TIMES PROJECTED EARNINGS FOR THE YEAR 2000.

- The Quickturn Board has told you all about the bright future of Quickturn. IF THEY TRULY BELIEVED THAT, WHY DID THE QUICKTURN BOARD ITSELF REPRICE DOWNWARD THE EXERCISE PRICE OF 1.5 MILLION EMPLOYEE STOCK OPTIONS TO $7.44 PER SHARE A MERE EIGHT WEEKS BEFORE WE MADE OUR OFFER?

- Quickturn would like you to believe that the Asian economic crisis is primarily responsible for the steep drop last spring in the price of Quickturn shares and for its poor stock price for several months prior to our offer. WE BELIEVE THAT QUICKTURN'S LACKLUSTER SALES AND POOR EARNINGS PERFORMANCE ARE THE MAJOR REASONS WHY QUICKTURN'S SHARES TUMBLED.

- Quickturn's third quarter results just reported on October 13, 1998, show that Quickturn's sales CONTINUE TO BE FLAT OR DECLINING -- NOW FOR 2 1/2 YEARS.

- Quickturn's earnings per share for the third quarter, when adjusted for take-over related expenses, DROPPED DRAMATICALLY compared to earnings per share in the same quarter last year, adjusted for one time acquisition charges. QUICKTURN'S ADJUSTED EARNINGS PER SHARE IN THE QUARTER DROPPED TO $.04 FROM $.13 PER SHARE IN THE SAME QUARTER LAST YEAR -- A NEARLY 70% DROP.

- Contrast these poor results to Mentor's outstanding recent results. While Mentor was exposed to the same market conditions, it posted a 400% year-to-year earnings gain for the same period. MAYBE QUICKTURN'S LEADERSHIP IS THE PROBLEM -- NOT ASIA?

- Quickturn wants you to believe that its pending patent litigation claims against Mentor may be worth $225 million ($75 million trebled). When our expert was given the opportunity to analyze the same data as Quickturn and its own expert, he projected the MAXIMUM amount of damages -- IF Quickturn actually proves Mentor infringed a valid patent -- would be about $3 million ($1 million trebled). WHY ARE QUICKTURN'S NUMBERS SO GROSSLY INFLATED?

- When considering the believability of Quickturn's grossly inflated claim amount -- remember Quickturn didn't even develop the number based on the totally new wild theories until October 5, 1998 -- NEARLY SEVEN WEEKS AFTER WE LAUNCHED OUR OFFER.

- Quickturn's latest letter wants you to reject our offer because of a report made to Mentor in 1997 by Arthur Andersen. Quickturn also neglected to tell you that Arthur Andersen's report -- which was made twelve months ago -- was based upon financial projections that assumed Quickturn would have attained revenues of $136.2 million and net income of $14 million in 1998. CLEARLY, QUICKTURN HAS NOT ACHIEVED EVEN CLOSE TO THESE LOFTY EXPECTATIONS AS IT CONTINUES TO LOSE MONEY AND CONSISTENTLY REPORT FLAT OR DECLINING REVENUES.

                  WHEN WILL THE QUICKTURN BOARD COME CLEAN
                       AND TELL YOU THE WHOLE TRUTH?

           TELL THE QUICKTURN BOARD TO STOP STONEWALLING AND STOP
            SPENDING YOUR MONEY ON EXPENSIVE LITIGATION AND OTHER
                           OBSTRUCTIVE TACTICS!

        The trial in which Mentor is challenging the validity of amendments made to the poison pill and bylaws of Quickturn recently ended. Post trial briefs have been filed paving the way for the Delaware court to render a prompt decision.

        A favorable ruling will satisfy one major condition to completing our $12.125 per share fully financed, all-cash offer. We need your support now more than ever to satisfy another major condition to our offer -- the removal of the Quickturn Board which is preventing you from being able to accept and complete our cash offer.

              VOTE THE GOLD PROXY "FOR" OUR NOMINEES AND PROPOSALS!
                    THE NEXT CRITICAL STEP IS IN YOUR HANDS!

        Time is short. Even if you have already tendered your shares, you must send in your GOLD proxy card if you want to replace the current Board with our independent nominees.

        We strongly urge you to take a moment now to sign, date and return the enclosed GOLD proxy card in the envelope provided.

        If you have previously signed a BLUE Quickturn proxy, you have every proper and legal right to change your vote by simply signing and returning a later dated GOLD proxy card. Only the latest dated proxy card that is timely received will be counted.

        We appreciate your prompt consideration of this extremely important vote.

                                      Sincerely,

                                      Dr. Walden C. Rhines
                                      President and Chief Executive Officer

Even if you have tendered your shares, it is important that you complete and return the GOLD proxy card today. If you have any questions or need assistance in completing the GOLD proxy card, please contact:

                           MACKENZIE PARTNERS, INC.
                              156 FIFTH AVENUE
                           NEW YORK, NEW YORK 10010
           CALL TOLL-FREE (800) 322-2885 OR (212) 929-5500 (COLLECT)

Mentor Graphics' Offer to Purchase, proxy solicitation materials and related documents are available on a Mentor Graphics World Wide Web site at http://www.mentorg.com/file.

The Dealer Manager for the Offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc.

     CONTACT:   Anne M. Wagner                 Roy Winnick/Todd Fogarty
                Vice President, Marketing      Kekst and Company
                503/685-1462                   212/521-4800


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